Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation

Hong Kong Wai Bo International Limited	Hong Kong
Yunnan Zhaoyang Weili Starch Co., Ltd.	PRC
Guizhou Province Weining Weili Starch Co., Ltd.	PRC
Gansu Weibao Starch Co., Ltd.	PRC